Exhibit 4.4

Translation of the Chinese original
Agreement

Party A: Xu Qiming	(China)	ID: 350382196904285010

Party B: Wong Hing Tuen	(Hong Kong)	ID: K802751 (A)
After negotiations about Party A’s proposed investment in and establishment of Fujian Xiniya Garments and Weaving Co., Ltd. (the “Company”) in Jinjiang City, Fujian Province, the two parties have reached an agreement as follows:
1.	Party B shall register the Company by the end of 2005 and ensure that the investment in the Company in an amount of HK$10.0 million shall be fully contributed to the Company within two years from the establishment of the Company.

2.	After the Company is set up, the operation and management power of the Company must be fully vested with Party A (Party A would exercise de facto control of Fujian Xiniya Garments and Weaving Co., Ltd.). Party B must not interfere with or involve himself in any of the Company’s business operation decisions. Party A shall run the business of the Company under applicable laws and regulations. Party A shall submit to Party B, the Company’s monthly financial statements before the 15th day of the following month, and the Company’s annual financial statements in January of the following year.

3.	Party A undertakes to cause Shishi Xiniya Garments and Weaving Co., Ltd. to grant the Company a license to use the “Xiniya” trademark for nil consideration in the first two years and 1% of the Company’s revenue to Shishi Xiniya Garments and Weaving Co., Ltd. as trademark royalties from the third year onwards.

4.	Party A shall be entitled to a monthly salary of no less than RMB10,000.0 for his operation and management of the Company.

5.	Party A undertakes that he has the capability to operate the Company and to generate satisfactory profit returns. Party B undertakes that Party A shall have the actual control over the Company and have the full power of operation and management of the Company within 5 years. Under this condition, Party A should be able to generate dividends of RMB$100.0 million. At the time when the aggregate dividends distribution received by Party B reaches RBM100.0 million, Party B shall voluntarily transfer 80% of the equity interest in the Company held by himself to Party A for nil consideration. In return, Party A shall transfer the “Xiniya” trademark to the Company for no charge. Party B shall own the remaining 20% of the equity interest in the Company.

6.	In the event that the Company has incurred serious losses during Party A’s management and goes into liquidation, Party B shall not be responsible for any debt in excess of his investment, and it is Party A’s responsibility to pay off all the debts. In such case Party B shall have the right to revoke any and all the operation and management power of the Company granted to Party A and take over the actual control over and run the Company himself. In the mean while, Party A’s Shishi Xiniya Garments and Weaving Co., Ltd. shall transfer the “Xiniya” trademark to the Company for no charge, and Party A shall not raise any objection thereto.

7.	After Party A departs from the Company, the management team and the market network established during Party A’s management shall all belong to the Company and Party A must not conduct any garment business with similar brand name or style within 3 years.
This agreement shall be executed in two counterparts, one for each party.

Party A: /s/ Xu Qiming	Party B: /s/ Wong Hing Tuen

Date: January 5, 2005